SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Results of the
General Meeting of Shareholders

1. Approval of the Financial Statements

The 23rd Fiscal Year (Fiscal Year ended December 31, 2006)
(in millions of Won, except for income per share)

- Total Assets	15,814,053	- Operating Revenue	10,650,952

- Total Liabilities	6,507,626	- Operating Income	2,584,370

- Capital Stock	44,639	- Net Income	1,446,598

- Total Shareholders’ Equity	9,306,428	- Net Income per Share*	19,734

* Opinion of independent auditors: Appropriate

2. Approval of Dividends
(in Won, except for percentages and stock dividend)

a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	7,000

			Interim/Quarterly Dividends	1,000

		Preferred Stock	Year-end Dividend	—

			Interim/Quarterly Dividend	—

	Total Cash Dividend			582,385,870,000

	Market Dividend Rate (%) (including interim dividend)		Common Stock	3.6%

			Preferred Stock	—

b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—

			Preferred Stock	—

	Total Stock Dividend (Shares)		Common Stock	—

			Preferred Stock	—

3. Status of Directors (as of the date of appointment)

a. Approval of the Appointment of Directors		-Two (2) Executive Directors

		-One (1) Independent Non-Executive Director who will serve as a member of the Audit Committee

b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors	12

	Total Number of Independent
	Non-Executive Directors	8

	Percentage of Independent
	Non-Executive Directors (%)	66.7%

c. Number of Auditors Following Appointment	Full-time Auditors	—

	Part-time Auditors	—

d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit
	Committee who are Independent
	Non-Executive Directors	4

	Number of Members of Audit
	Committee who are not Independent Non-Executive
	Directors	—

4. Other Resolutions	Agenda No. 1. Approval of the Financial Statements for the 23rd Fiscal Year (Fiscal Year ended December 31, 2006): Approved as originally submitted.
	Agenda No. 2. Approval of the Maximum Authorized Compensation of Directors: Approved as originally submitted.
	Agenda No. 3. Approval of the Appointment of Directors
	Agenda No. 3.1. Appointment of Executive Directors: Approved as originally submitted.
	Agenda No. 3.2. Appointment of Independent Non-Executive Directors who shall serve as members of the Audit Committee: Approved as originally submitted.

5. Date of General Meeting of Shareholders	March 9, 2007

6. Other Matters To Be Considered Before Investing	—

	* Related Disclosure: —

[Details of Appointment of Executive Directors]

Name	Date of	Term	Appointment	Profile	Current	Education	Nationality
	Birth				Position

CHO, Jung Nam	November 20, 1941	3 years	Re-appointed	- Director of Engineering, SK Corporation (1992-1995)	CEO/Vice Chairman, SK Telecom	B.S. in Chemical Engineering, Seoul National University	Republic of Korea

- Senior Managing Director, SK Telecom (1995-1998)

- Executive Vice President, SK Telecom (1998)

- CEO/President, SK Telecom (1998-2000)

- CEO/Vice Chairman, SK Telecom (2000-Present)

HA, Sung Min	March 24, 1957	3 years	Re-appointed	- Head of Strategic Planning Office, SK-Shinsegi Telecom (2000-2002)	Head of Corporate Center, SK Telecom	B.A in Business Administration, Sungkyunkwan University	Republic of Korea

- Head of Strategic Planning Office, SK Telecom (2002-2004)

- Head of Strategic Planning Group, SK Telecom (2004-2005)

- Head of Management Supporting Group, SK Telecom (2005-2006)

- Head of Corporate Center, SK Telecom (2007-Present)

[Details of Appointment of Independent Non-Executive Directors Who Will Serve as Members of the Audit Committee]

SHIM, Dal-Sup	June, 27, 1950	3 years	Newly appointed	- Tax & Customs Office, Ministry of Finance & Economy (1998-1999)	Research Member, Institute for Global Economics	M.A in Financial Economics, Webster University, Geneva	Republic of Korea

- Audit Officer, Korea Customs Service (1999-2000)

- Financial Attaché, Korean Embassy in United States (2000-2003)

- Auditor, Korea Credit Guarantee Fund (2003-2006)

- Research Member, Institute for Global Economics (2006-Present)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Name:	Tae Jin Park
	Title:	Vice President

Date: March 9, 2007